

January 7, 2013

Via E-mail
Mr. Laurence A. Tosi
Chief Financial Officer
The Blackstone Group L.P.
345 Park Avenue
New York, New York 10154

> **RE:** **The Blackstone Group L.P.**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed February 28, 2012**
> **Response dated December 21, 2012**
> **File No. 1-33551**

Dear Mr. Tosi:

We have reviewed your response letter dated December 21, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Item 11. Executive Compensation
Summary Compensation Table, page 212

1. We note your response to comments one and two in our letter dated December 10, 2012. Considering that the bonus received by Mr. Hill represents a discretionary cash award, in accordance with Instruction 2 to Item 402(c)(2)(iii) and (iv) of Regulation S-K, in future filings please continue to disclose the cash and stock portions of the award in the fiscal year during which the discretionary bonus was earned.

2. Please include explanatory footnote disclosure to the "Stock Awards" column indicating (i) the actual grant date of the deferral units granted under the Deferred Compensation Plan, (ii) the grant date value of the stock award reflecting the deferral bonus amount, and (iii) the

portion of the stock award representing the premium award equal to 20% of the deferral amount paid.

Grants of Plan-Based Awards in 2011, page 213

3. As indicated in Instruction 2 to Item 402(c)(2)(iii) and (iv) of Regulation S-K, the stock portion of the award should also be disclosed in the Grants of Plan Based Awards table in the same fiscal year for which the discretionary bonus was granted. Although company decisions necessary to determine the value of the award were made in 2012, because the stock award was made through a discretionary bonus plan which is covered by Instruction 1 to 402(c)(2)(iii) and (iv), it should be reported in that year, as contemplated by Instruction 2.

4. In future filings, please disclose the deferral units representing the 20% premium as a separate grant. Refer to Instruction 1 to Item 402(d) of Regulation S-K.

Deferred Compensation Plan, page 217

5. In future filings, please expand disclosure of the terms of the Deferred Compensation Plan to include among other things:
    *   that the Plan Administrator will select plan participants in its sole discretion and notify such individuals that they have been selected to participate in the plan for a given fiscal year. Please supplement your disclosure by explaining (i) whether or not, following selection, a named executive officer may decline to participate in the plan, and (ii) whether once enrolled, the named executive officer is required to participate in the plan, unless he is no longer selected by the Plan Administrator for the following fiscal year. To the extent plan participation is mandatory following notification by the Plan Administrator, please revise the last paragraph of your disclosure on page 217 to reflect that plan participation is not at the discretion of the named executive officer;
    *   a revised tabular presentation inclusive of the "Effective Deferral Rate" column, as reflected in Section 3.1(a) of the Third Amended and Restated Bonus Deferral Plan.

     You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or, in her absence, Pamela Long, Assistant Director, at (202) 551-3760 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                        /s/ Pamela Long

                                        for Rufus Decker
                                        Accounting Branch Chief